EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

      Following is a list of the subsidiaries of the Company:

Jurisdiction of
Name of Subsidiary	Incorporation

InterConnections, Inc. (inactive)	California
Emulex Caribe, Inc. (in process of liquidation)	Delaware
Emulex Corporation	California
Emulex Europe Limited (inactive)	United Kingdom
InterConnections, Inc. (inactive)	Washington